

August 30, 2010

Christopher J. Schaber, Ph.D.
President and Chief Executive Officer
(Principal Executive Officer)
Soligenix, Inc.
29 Emmons Drive
Suite C-10
Princeton, NJ

> **Re:** **Soligenix, Inc.**
> **Amended Form 8-K**
> **Filed August 25, 2010**
> **File No. 000-16929**

Dear Mr. Schaber:

We have reviewed your amended filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant.

1.   The letter provided by your former accountants, Amper, Politziner & Mattia, LLP references the Form 8-K filed on August 20, 2010. As the amended Form 8-K filed on August 25, 2010 contains revised disclosures, please have Amper, Politziner & Mattia, LLP update their letter. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant